Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

The following is a transcript of an interview with Benjamin Lightburn, Chief Executive Officer of Filament Health Corp., on The Water Tower Research podcast, as initially recorded on November 14, 2023:

0:02 Rob Sassoon

Good day everyone. I’m Rob Sassoon, Senior Analyst at Water Tower Research and I’m thrilled to be joined by Ben Lightburn, the CEO and Co-Founder of Filament Health. Filament Health current trades on the CBOE Canada, formerly the NEO Exchange, with a ticker FH as well as on the OTCQB with a ticker FLHLF. Filament is a drug developer using botanical psychedelics; this makes Filament a fairly unique play in the psychedelic space as it can count itself as the first and only psychedelics biotech company that currently has naturally derived compounds in clinical trials. So welcome Ben, thanks for joining us on this fireside chat. Great to have you.

0:51 Ben Lightburn

You’re very welcome. Thanks for having me, Robert.

0:55 Rob Sassoon

Before we actually delve a little deeper into Filament’s business and what differentiates sale from the others in the psychedelics drug development space, perhaps you can start by telling our audience how you established Filament and what brought you to focus on psychedelics specifically.

1:15 Ben Lightburn

Well it’s an interesting question. The short answer is I’ve been working my entire career in the area of botanical extraction and in fact prior to founding Filament worked at a couple of different start up companies that had commercialized new technologies for the extraction of high value compounds from natural sources.

And in the summer of 2018 we sold our previous company, it was a local start up here in Vancouver, we sold it to a large food ingredients manufacturer in the United States, an NYSE listed company called Sensient Technologies, and we were able to sell the company for $26 million which was about 26 times revenue at that time. And the reason for that multiple was the strength of our IP portfolio, which of course focused on the natural extraction method that we had developed at that company at the time. And this is going back 2018-2019 when we had the early beginnings of the current psychedelic renaissance.

And one of the things that struck us, us being the founding team or the management team of this previous company, was that there didn’t really seem to be anyone with a clear focus or plan to focus on the natural side of the psychedelics industry. And this is very strange because obviously when one imagines the future consumer or even the present consumer of psychedelics, one obviously imagines a consumer that is predisposed more to a natural product than to a synthetic product. And this is a preference that is present in pretty much every other industry. You can think of cannabinoids or food colorings or flavorings or preservatives or dietary supplements or whatever; people prefer natural products at the end of the day. And we thought it was very important to bring a natural choice to the industry which up until that time had been 100% synthetic and so that’s what we did.

And as we developed the company and developed our plans, we realized that more than just a consumer desire for natural products, they were actually very fungible, tangible benefits to focusing on natural, namely in the area of IP, because we were the first and so far we believe still the only ones to have a natural psychedelic drug candidate in a clinical trial. This has allowed us to patent many of the methods that we’ve used to create these pharmaceutical grade drug candidates. So, we have a really nice moat in terms of IP covering our extraction, purification, standardization as well as the resulting compositions of matter for the various human deliverable forms. So, we have a really good moat of IP on account of the fact that we were the first to figure out how to actually make naturally derived psychedelic drug candidates.

But in addition to the patented side of our IP protection, we have very important trade secret protection elements, and that stems from the fact that our drugs are actually highly complex mixtures of multiple active and inactive metabolites from the raw materials making them very, very hard to reproduce to the extent required to make a generic copy.

So fundamentally at the end of the day while you know we believe people prefer natural products, which is why we made natural psychedelic drugs, there is also a number of very, very interesting IP benefits both on the patented side as well as on the trade secret side which really underpins everything that we do.

5:06 Rob Sassoon

And is that why, why do you think that there aren’t many others going into the botanical side of the business given those sort of advantages?

5:18 Ben Lightburn

It’s a great question and one we frequently received. I think the short answer is that it’s actually much easier to make a synthetic drug; to synthesize psilocybin and turn it into a standardized form. This is relatively simple. It’s maybe not an undergraduate university project, but it’s probably not more than a master student project these days. Obviously, the processes for these chemical syntheses were developed in the 30s, 40s and 50s and haven’t really changed much today. In addition to being simpler, it’s really the status quo for the larger pharmaceutical industry. Although over 40% of all approved drugs have some kind of natural or botanical origin, it’s become commonplace over time to manufacture just single isolated primary compounds through chemical synthesis rather than to rely on the complex mixture that evolved over time in nature.

But I think recently there is a lot of growing interest now in this idea of the polypharmacology paradigm, right? This idea being that these compounds did not evolve in nature in isolation, neither did human receptor sites, human receptor sites and animal receptor sites, these are not synthesized small molecules made in a laboratory. They have random variations, they’re all unique and yours are different from mine and different from those in a rat or a dog or anything like that.

So, there’s a lot more interest in producing drugs that are highly complex mixtures of natural products in order to determine whether or not those may be more efficacious. And there are many examples in the literature of exactly that, that you know there’s certain natural pesticides that have been created by plants that are only effective when they’re in combination with each other and they’re not effective when they’re in isolation.

And the issue becomes really overcoming the manufacturing challenges as it pertains to a highly complex natural mixture because it is much more challenging.

Our product, our magic mushroom extracts, have a dozen or more active standardized compounds and a highly complex mixture of mushroom fruiting body components. And so getting the FDA comfortable with our batch-to-batch reproducibility, with our stability, all these different things, was much more challenging.

But, obviously, where there’s a challenge and you can be the first, this gives you opportunity to secure patents, which is what we’ve done. And so that’s a recognition of the technical hurdles that we were able to overcome in making the very first natural psychedelic drug candidates.

8:19 Rob Sassoon

So just to summarize, you basically have technological advantages as a result of first mover advantage and also you’ve alluded to therapeutic advantages in using botanicals because of other metabolites being involved in the actual compound unlike single molecular compounds.

8:45 Ben Lightburn

That’s correct. And I should preface by saying that we don’t yet have proof in humans that what’s colloquially known as the entourage effect exists. But there are a number of animal studies that have recently been published showing that mushroom extracts outperform isolated synthetic compounds. And there’s also the idea of human experience, right? You talk to mushroom users, mushroom consumers, and they’ll tell you that this variety of mushroom or that variety of mushroom has a certain specific effect, different from the others, or different species that include a compound not present in other species has a different effect. And if these different effects, these differences, are true, then it stands to reason that it must be because there’s something from within the mushroom. And if these different compounds within the different species and strains of mushrooms have different effects, then it stands to reason that some could be better, some could be worse, and it could very well be that they outperform isolated psilocybin at the end of the day.

9:52 Rob Sassoon

All right, thank you. That’s a very interesting answer. Let’s go into Filament’s business a little deeper. First, can you give us an overview of your internal drug development programs and how they are progressing at this particular point in time?

10:08 Ben Lightburn

Indeed. So, our internal drug development is focused on substance use disorders, specifically opioid use disorder and stimulant use disorder. And in support of those efforts, we have two phase two studies that have recently been authorized, one in opioid use disorder and another in methamphetamine use disorder.

The opioid use disorder study is set to run here in Canada in Vancouver and was recently approved by Health Canada. It’s a ten patient, open label, proof of concept feasibility study which we believe is necessary for the specific patient population that that we’ve selected.

As is well known, the opioid epidemic pervasive in our society is one of the biggest challenges that we face today. And something like 100,000 Americans unfortunately will perish this year from this affliction. And while there are current treatments available, mostly those treatments involve substituting an illicit opioid for a pharmaceutical grade opioid. And what we’re kind of proposing with our botanical psilocybin drug candidate is the possibility for a patient to get off all opioids. And so that’s something unique that I think that we’ll be able to offer as our development continues. Obviously, unfortunately, these are huge markets and you know really, really crying out for better treatments.

In stimulant use disorder, it’s a slightly different picture in terms of drug development because there are currently no approved therapies for stimulant use disorder. Stimulant use disorder can roughly be broken down into two subtypes of amphetamine type stimulants, so this would be prescription stimulants such as Adderall where people can develop a substance use disorder, as well as street stimulants such as crystal meth. And then the other broad category is cocaine-type stimulants, so cocaine, crack cocaine. And, again, none of these have any FDA-approved therapies.

Each of these categories … so you have prescription stimulant misuse, amphetamine-types misuse and cocaine-type misuse … all three of those have 1.5 million self reported sufferers according to the latest drug abuse surveys in the United States. So, these are people reporting to the United States government that they have a substance use disorder in these areas. We obviously think that probably the true number is much, much higher, because when you think about who’s asking the question and who’s answering the question.

Our phase two study in methamphetamine use disorder is has been approved by FDA, set to run at University of California, San Francisco, and similarly it is a ten patient, open label, feasibility study with which we plan to generate sufficient data to open up larger studies as is the case with the opioid use disorder study.

So really because of the delicacy and the newness of these populations, we’re planning to start with an open label, ten patient study and as soon as we have enough data and justification, transition into larger controlled trials.

13:39 Rob Sassoon

And when do you actually start enrolling in both these trials?

13:45 Ben Lightburn

The current plan is to begin enrollment in the Q1 of next year.

13:48 Rob Sassoon

In both cases?

13:50 Ben Lightburn

In both cases.

13: 51 Rob Sassoon

OK, great.

Another part of Filament’s business model that really distinguishes you from many others in the space is that you’ve built up an extensive partnership network. So, can you explain the importance of that vis-a-vis Filament’s development?

14:11 Ben Lightburn

Yes, it’s quite a unique thing for a company in our stage of development to have developed such a large partnership network and the partnership network itself can be subdivided into commercial and academic licensing.

And so what do we mean by commercial? Commercial licensing is our licensing agreements with third party drug developers that have a license to develop our drug on an indication or geographical basis. And so an example of this is our licensing agreement with Psyence Group, who is focused on developing our drug PEX010 for palliative care in a number of different jurisdictions. We have other licensing agreements in eating disorders, etc. … indications that are non-core to our own developments.

We believe in these situations it makes sense for us to outlicense to a third party for a number of reasons. A, it allows us to generate revenues, so we are one of the few psychedelics companies actually with generating revenue through these development milestones. And B, you know, nobody knows, you know what is quote unquote, the “best” indication for psilocybin for instance. It could be something that’s not on anybody’s radar right now, and we don’t believe that it’s possible for any one company to adequately pursue all of the indications. And so we believe it makes sense to partner with organizations who are specialists in other indications, especially when they’re non-core to our own development milestones because what happens if this partner organization gets a drug approved? Well, we earn royalties from these relationships. And so far we’ve announced that we’ve been able to negotiate for low double digit royalties on the net sales of the approved drugs of these partners. So, the partner assumes the high risk and high cost of the development, pays us milestones during the development and then will owe us a royalty upon the approval of their drug. And we expect that as we develop our drugs further internally, we’ll be able to get more lucrative licensing deals, as we accumulate more and more efficacy data within the indications.

We also have some revenue-generating activities that are kind of like fee-for-service contract manufacturing and that just speaks to our expertise and our facilities and our in-house capabilities here.

And then the second big part of our partnership program is academic outlicensing. This is where we provide low- or no-cost study drugs to qualified academic or other non-commercial research all around the world.

And why do we do this? Well, for one, it’s the way we think of giving back to the research community. Obviously, nobody alive today invented the idea of psychedelic therapy and all of our work rests on the shoulders of previous research that was done. And of course, this is a way of giving back and advancing the research for everybody and potentially rising the tide of all the ships. But on the more sort of like technical benefits, it helps us to build our safety database. The more times we have exposures within clinical trials, the more safety data we collect about our product as well as we generally also receive a license to use any efficacy data that are generated in these studies for our own development.

And you can imagine some of these researchers are studying indications where it’s very unlikely that we or any other commercial entity would be doing any development and yet, if they show success and promise, we can then use that data for our own development. So, something like the treatment of comatose patients comes to mind, not something where we would do any development ourselves, but something where we’re providing drugs so that qualified academics can actually do research. So, we think it’s a very cost effective way of getting data in new indications in the human population. We have I think approximately 25 such academic studies in various stages of development currently.

And then I think the last big element of our supply program is that we are actively supplying any early access schemes that exist around the world and primarily to date that means Health Canada where we have something called the Special Access Program. We’ve been authorized now 150, 160 times to provide our drug to Canadian patients in the real world who can request access to psilocybin through the federal government and get that access approved. And so far the government has approved patients suffering from severe depression as well as from end of life distress. And we’re very proud and honored to have been able to be the primary supplier of this program. Similar programs have been erected in Australia and we are actually working on an expanded access program in the United States as well.

19:46 Rob Sassoon

So the partnership work has definitely tangible strategic benefits, a huge database that you’re building up of efficacy safety data, plus financial benefits through your licensing agreements pre-commercialisation and potentially further down the road royalties on sales.

20:06 Ben Lightburn

hat’s exactly right. And it’s all predicated upon, in the case of the commercial agreements, our IP. No one’s going to license anything from you if it’s not protectable. And it also speaks to our manufacturing and regulatory expertise. It’s no small feat getting clinical studies approved in Sweden or Israel and all these other places.

20:27 Rob Sassoon

Excellent.

So, let’s move on to your current transactional status. You’re actually in the process of merging with a SPAC, Jupiter Acquisition, and I noticed this morning you put out press release that the F-4 has been declared effective. So, can you run through the rationale for the transaction and update us on what remains, what has to be done to for this transaction to close which you’re targeting I believe by the end of this year.

20:59 Ben Lightburn

Yes, that’s correct.

So, this morning, some fantastic news, that the SEC declared our registration statement effective as of yesterday. I think it’s fair to say that the process with the SEC has been very quick and relatively smooth simply just by the relatively low amount of time that it took. We filed our first draft registration statement on August 14th and obviously yesterday went effective. So that’s just right around three months which I think is relatively quick. The other nice thing is that we squeaked in the doorway before any potential U.S. government shutdown in the next couple of weeks. We are very, very happy about that.

On to your question, so Filament went public on the Neo Exchange, now known as the CBOE Canada, in June of 2021. So, we have been a publicly-traded company for more than two years. But obviously anyone following the psychedelic market knows that volumes have been very low and it’s been tough to get liquidity and especially so trading on a lesser-known Canadian exchange. And especially in Canada, where there is some start-up activity in the area of mineral development and resource extraction. But when it comes to early stage biotech, you really don’t see a lot of sophisticated investors and certainly not that much investor appetite.

And so it was our opinion and our strategy to overcome some of these deficiencies by uplisting to the Nasdaq and we thought that a merger with a SPAC could provide an efficient mechanism to do so.

And so earlier this year we engaged an investment banker, we found Jupiter. We selected Jupiter for their business acumen and bona fides. We came to an agreement with them and announced that on July 19th of this past year with the signing of a business combination agreement with Jupiter. We filed our first F-4 registration statement on August 14th, which we’d answered a number of rounds of comments and those have all now been put to bed. The registration statement went effective yesterday, and so now the remaining steps are deciding the terms of the concurrent financing with which we are currently in active discussions with many different interested parties. So, coming to terms on the concurrent financing, as well as there’s some Canadian legal process steps that have to happen, including a shareholder vote on both sides, but all of our shareholders so far have communicated to us that they’re extremely enthusiastic about this transaction and we have a number of support agreements that we don’t think that the shareholder vote will be anything other than perfunctory.

And yes, I think it’s fair to say, at the current time, everything is on track to close within the year. So, it’s a very, very exciting time for Filament and our shareholders.

24:27 Rob Sassoon

OK, excellent.

So, let’s finish off with this question. With 2024 just around the corner, what do you think are the upcoming catalysts that investors should look out for in the coming year?

24:41 Ben Lightburn

Well, definitely it’s going to be all about our internal drug development, right? It’ll be the first time that we’re doing Filament-sponsored research in a clinical population in very important indications with very large unmet needs and this will really put us on the map in terms of, we believe, in the upper echelons of psychedelic drug development.

We’re very excited by the possibility of listing on Nasdaq, where we think that our story in terms of unique and differentiated IP, revenue-generating capabilities and exciting drug development, we think will really be quite impactful and resonate with the investor base that that is obviously much more presence on the Nasdaq market than it is in Canada on the NEO.

So, I would say, the adventure continues, the drug development as well as the exciting new world of being listed on Nasdaq, provided everything goes as currently scheduled. I think there’s a lot to be very excited for in 2024.

25:57 Rob Sassoon

Well, the best of luck for all of that. It sounds really truly very exciting and we look forward to hearing about the developments as you progress in the short while. Anyway, we’ll wrap up the fireside chat with that, and if you have any further questions for Ben, please pass them on to me and I’ll be sure to send them through. Just want to thank Ben for your time and also thank everybody for attending this call. And everybody have a good day.

***

Important Information About the Proposed Business Combination and Where to Find It

This communication may relate to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023, and TopCo and Jupiter filed the definitive proxy statement/prospectus with the SEC on that same date. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. On November 13, 2023, after the Registration Statement was declared effective, Jupiter commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

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If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. 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